INVEST IN **VAMPIRE CORPORATION**

Profitable award winning wine & spirits brand with loyal following ready to grow


Vampire
VINEYARDS
BECOME ONE OF US
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LOS ANGELES
TASTINGS
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vampire.com West Hollywood CA

Alcohol & Vice | Retail | Distillery & Vineyards

LEAD INVESTOR

Robert Miller Beverage Veteran

I have been a big fan of Vampire Wines for many years now. I initially purchased the brand because it was edgy and fun, but I continue to buy Vampire Wines because all the products are very good and high quality. A true value. Vampire Wines are not just for Halloween, but are so good that they should be consumed year round. I am especially looking forward to the new RTD line being prepared to launch soon and found this to be the perfect time to invest in the Vampire Corporation.

Invested $1,000 this round

Highlights

1. We control the incredibly powerful VAMPIRE trademark for wine, spirits, coffee, chocolate and more.
2. Soon we'll be celebrating our 35th anniversary. Our brand continues to grow in strength and value.
3. Taste tested with fabulous results. People love our products providing predictable recurring income.
4. Established distribution in 40 + states, sold in chain retailers, chain restaurants + online sales.
5. Our licensed IP includes Trademarks for VAMPIRE, DRACULA, the established VAMPIRE.COM URL, and more.
6. Projects such as NOLA Vampire Cafe use our sub-licensed trademark.
7. Thousands of social media followers & many devoted lifelong customers creates predictable business.
8. Hundreds of 5 Star Reviews attesting to the sensational quality of our wines and gourmet products!

Our Team



Michael Machat Founder & CEO

Founder of the wildly successful Vampire Wine & Vampire.com, His award winning wines are sold online & throughout the United States at large retailers via a multi-state distribution network.

Over 35 years ago, our founder had the idea to brand a Transylvanian wine as Vampire. The industry thought he was nuts. One high ranking executive at the nations largest distributor threw him out of his office, screaming, "You're spoofing the industry." Instead, he has demonstrated that great tasting award winning wine can be fun.



Sammy Moir SVP of Marketing

Accomplished award-winning marketing innovator, & creative director. A multitude of successes in broad scale marketing, web content development, holistic brand campaigns, strategy, and social media. A performance-oriented creative leader.



Marc R Kauffman Sales & Marketing Advisor

Marc holds certifications from the Court of Master Sommeliers and the Society of Wine Educators. He is the only American to have served as an international wine judge at La Trophèe Internationale wine competition in Lyon France.



Jason Pirock Product & Marketing Advisor

As a blogger, influencer and judge in the Bloody Mary space, Jason brings his knowledge and expertise along with over 15+ years of marketing experience in retail and hospitality.

Lisa Machat Creative Director

Creative director of Vampire Vineyards and co-founder/director Vampire Lounge & Tasting Room

Donald Lewis Graphic Designer

The creator of many of the company's logos, Don has been instrumental in creating the look and feel of the Vampire wine brand, the Dracula wine brand, and Vampire Coffee and Chocolate brands. He currently is creating the VAMPIRO Margarita label.

Michael Machat Founder & CEO (new email)

Michael Machat

There are many copies but only one original.

ABOUT US -- WHAT WE DO

Our team has been making gourmet wine since 1988. Since then, many in the industry have simply copied our ideas. We realized that wine doesn't have to be dull and boring, but instead full of adventure. Now we sell our Vampire branded wine throughout the US in wine and spirits shops, grocery stores, bars and restaurants and online on vampire.com. We have a great many customers for life, and we seek your help to expand spread our wings further.

Besides our Vampire wine, we also offer Dracula wine, an authentic Spanish Sangria, Vampyre branded Vodka, and we're about to launch Vampire Absinthe and a line of Vampire Spirits ready to drink cocktails, including a Vampire Spirits Absinthe Verte, a 9% ready-to-drink cocktail, made from absinthe, ginger ale and lime.

Future plans include opening up a tasting room/restaurant in Southern California expanding upon our partnership with the New Orleans Vampire Cafe. We invite you to be one of us, help spread the word about our award winning treasures. We encourage others to relax with our wine, close their eyes and escape into another world where vampires exist and the blood of the vine is truly immortal! As one might very well expect of any 500 year old immortal, we're connoisseurs and only offer the best tasting wines and spirits to our guests.

OUR AMBITION

To become one of the best selling wine and spirit brands in the world, with a small chain of Vampire Cafes. Our goals include having our upcoming ready-to-drink cocktails sold at bars, restaurants, airlines, stadiums, hotel mini-bars, and golf courses, and enjoyed at tailgating parties and at home.

WHY WE WILL SUCCEED

We are the exclusive licensee to the trademark rights for Vampire and related marks for food and beverages which allows us to blend the immortal romance, intrigue and adventure of vampire mythology with gourmet products. We only sell really good award winning products, and we do not skimp on quality. All of this helps us create customers for life. Our branding is immortal and it allows us to spread our wings into related ventures including hospitality, coffee and chocolate, besides our wines and spirits. We have a nationwide network of distributors that carries our core items which have been sold in some chain stores for almost twenty years. This allows us to place the new wine and spirits offerings into our existing nationwide distribution. **We are confident in our products and believe the best way to sell them is to simply let someone taste it. Yet, oftentimes, because of our branding many buy our products without even tasting the product. We've established credibility in the marketplace so many know that if it has our brand signature on a label, the product will be of excellent quality.**

VAMPIRE ENDORSEMENTS, PRESS, AND PARTNERSHIPS.

For decades Vampire has generated fantastic earned media, the attention of A-list personalities, successful promotional partnerships, and a genuine cult-like following among consumers. We have many exciting ideas, placements, and collaborations waiting down the line that we can't wait to share.

VAMPIRE SPIRITS RTD COCKTAILS FROM SUCCESSFUL VAMPIRE VINEYARDS

Vampire Spirits Ready-To-Drink Cocktails are the latest line extension from Vampire Vineyards. With the team's years of industry knowledge, proven national distribution network, established Vampire.com URL, and successful marketing track record, we believe we can penetrate the RTD category due to our unique branding and our commitment to only selling fantastic products. Unlike many competitors we are committed to only using real distilled spirits in our ready-to-drink cocktails. We refuse to offer inexpensive malt based alcohol substitutes to lower costs. Similarly, we refuse to offer wine based substitutes as well, so that our forthcoming Vampire Margarita will be a real margarita made from tequila and not a wine substitute like many competitors offer. In the long run, our commitment to only offering gourmet products and insisting on real ingredients contributes to the strength and trust in our Vampire brand by our customers.

TARGET AUDIENCE AND DEMOGRAPHIC

Our new line of Vampire Spirits Ready-To-Drink Cocktails will include an absinthe based cocktail made with ginger ale and lime, a traditional margarita made with tequila, triple sec and line, and a Bloody Mary. We have started work on each of these formulations. The first to market will be our Vampire Spirits Absinthe Verte Cocktail, followed by a Vampire Margarita. The Bloody Mary has been tricky due to the chemical reaction the real tomato juice we use produces in a can, so we will producing that cocktail down the line after we get traction with our Vampire Margarita. The target audience and current demographic for our new line of Vampire Spirits RTD Cocktail consumption is:

MARKET SIZE & OPPORTUNITY

The global ready to drink cocktails market size was valued at USD 782.8 million in 2021 and is expected to grow at a compound annual growth rate (CAGR) of 13.4% from 2022 to 2030. The spirit-based RTD cocktails segment segment accounted for the largest revenue share of 43.7% ($342 million) in 2021 and is anticipated to maintain its dominance over the forecast period owing to the distinct taste of these products. Spirit-based RTD cocktails have become popular among the consumer due to the availability of various flavors.
(Source: Ready To Drink Cocktails Market Analysis And Segment Forecasts to 2030, by Grand View Research, Inc.)

THE CAN COCKTAIL MARKET

The COVID-19 pandemic has had a positive impact on the RTD cocktails market. Though demand for RTD cocktails was already rising, the segment exploded after the COVID-19 pandemic hit the world. According to an article published in July 2020 by VinePair Inc., the sales of RTD cocktails increased by 91.8% in the U.S., between May 31 and June 27, 2020. Growth of the at-home cocktail culture, increased concerns for health, convenience, and the enhanced quality and diversity of RTDs are the factors behind the upsurge in demand.

Although the RTD cocktail market is dominated by extremely large companies such as Diageo, Brown-Forman, Pernod Ricard, Bacardi Limited, Asahi Group Holdings, Ltd., Suntory, and AB InBev, we believe our strong Vampire branding and our existing distribution network will enable us to enter this crowded market in a significant and resounding way as consumers are always looking for something new in the beverage alcohol category.

OUR AUDIENCE

A consumer behavioral shift has taken place as cocktail bars and mixology culture has migrated from New York, San Francisco and Los Angeles across America. Consequently, cocktail consumption has been thriving in most markets, and **Millennials are proving to be a generation that switches between beer, whiskey and wine more frequently than any other generation.**

Television advertising and the promotion of cocktail culture in popular shows have been instrumental in bringing on the cocktail renaissance. Vampire Spirits line of Ready-To-Drink Cocktails has an opportunity to position itself in a market which is growing and demanding new innovative products.

Airlines, Clubs & Restaurants Vampire Spirits Ready-To-Drink Cocktails are a

hassle free option, perfect for the fast paced service environment within busy nightclubs, restaurants, and long haul airlines. This pre-mixed cocktail makes it easy and less cumbersome to serve and results in quick turnarounds.

Sports Fans Vampire Spirits Ready-To-Drink Cocktails, will be available in packs of 4 making it the perfect game-drink. Be it at a stadium, an arena, tailgating or watching a game with friends at home, the Vampire Spirits Ready-To-Drink Cocktails will keep sports fans sipping through the duration of any sports event.

Tailgate Parties Vampire Spirits Ready-To-Drink Cocktails are the right option for Tailgate parties, concerts and similar social events. The cans are the perfect accompaniment to any open air ambience and pairs perfectly with grilled food.

Niche Audience Health conscious individuals (especially women) are demanding healthier options from every product category. Thus, the natural and organically sourced Vampire Spirits line of Ready-To-Drink Cocktails supplies this demand by providing a healthier alternative to other cocktails, which are perceived to be high in sugar and calorie content.

SALES & DISTRIBUTION STRATEGY

We already sell our wine and spirits in approximately 45 US States through a network of wine distributors who in turn sell our wine to various chain stores such as those pictured above. We also sell our wine online at vampire.com. When we launch our upcoming ready-to-drink portfolio, we will start out in both California, where we are based and also in New Orleans, which is the home of the New Orleans Vampire Cafe and Potions-- a speakeasy which combined are our biggest retailers for Vampire Wine, Vampyre Vodka and Fangria. Our first RTD Cocktail to be launched will be a ready to drink absinthe made with absinthe, ginger ale and lime. This has been taste tested by several in New Orleans and we believe we will sell out the initial inventory in that market. Upon launch we plan to hire independent broker company to push both Vampyre Vodka in New Orleans and the ready-to-drink market. We will also offer the RTD line to our existing distributor and retailer outlets.

Large retailers, golf courses, liquor stores and bars have already shown interest, in our general RTD line, and we're anxiously awaiting to roll out!

Where there is a right fit, the Vampire Spirits line of Ready-to-Drink Cocktails will be offered to the same distributors that successfully carry Vampire Wine, which is carried in 45 states and in many national retail outlets, as well as the **Yard House Chain of Restaurants**.

RELATIONSHIP WITH VAMPIRE FAMILY BRANDS

Investors in this round are investing in Vampire Corporation, a new corporation formed in 2023. Before reaching Vampire Corporation, revenues will first pass through Vampire Family Brands, LLC ("VFB") where a 5% fee will be paid for VFB to take care of all the regulatory issues and licensing needs required for the sales of alcohol. The agreement is terminable at will, giving Vampire Corp the option of taking on the regulatory obligations itself or finding another solution, at some later date.

Vampire Family Brands, LLC ("VFB"), is the trademark registrant for the incredibly powerful VAMPIRE trademark for wine, spirits, coffee, chocolate and more.Vampire Corporation has acquired from VFB the exclusive rights to market and sell all products bearing any of Vampire Family Brands' trademarks in exchange for a five percent royalty.